UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Orion Acquisition Corp. II

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

686924 102

(CUSIP Number)

C. Patrick Machado

Senior Vice President and Chief Financial Officer

Orion Acquisition Corp. II

501 Second Street, Suite 211

San Francisco, California 94107

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). Selena Pharmaceuticals, Inc. (Federal Tax ID No. 94-3308634)
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: State of California

Number of Shares Beneficially Owned by Reporting Person With	7. Sole Voting Power: 2,212,830† 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 2,212,830† 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 2,212,830†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11): 18.8%†
14.	Type of Reporting Person: CO

†	Beneficial ownership data calculated based on Commission (as defined below) requirements. All equity securities subject to options or warrants currently exercisable within 60 days after the date hereof are deemed to be outstanding for the purpose of computing the percentage of ownership of the Reporting Person (as defined below) holding such options or warrants, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

EXPLANATORY NOTE

Beginning on the date this Schedule 13D (the “Schedule 13D”) is filed with the Securities and Exchange Commission (the “Commission”) on behalf of Selena Pharmaceuticals, Inc., a California corporation (the “Reporting Person”), and continuing thereafter until the date on which any further amendment or supplement, as applicable, with respect to the Schedule 13D shall be filed with the Commission on behalf of the Reporting Person, all references to the Schedule 13D shall hereafter be deemed to refer to the Schedule 13D, as such may hereafter be amended or supplemented, as applicable.

Disclosure in any Item of the Schedule 13D of any information shall be deemed to be an adequate response and disclosure of such information with respect to all Items of the Schedule 13D calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more or all of such Items, to the extent that it is reasonably apparent on the face of the Schedule 13D that such disclosure is applicable.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Orion Acquisition Corp. II (the “Issuer”). The address of the principal executive offices of the Issuer is 501 Second Street, Suite 211, San Francisco, California 94107.

Item 2. Identity and Background

The name of the Reporting Person is Selena Pharmaceuticals, Inc. The address of the principal executive offices of the Reporting Person is c/o Orion Acquisition Corp. II, 501 Second Street, Suite 211, San Francisco, California 94107. The principal business of the Reporting Person is development of pharmaceutical drugs. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

The table below sets forth certain information, indicated by the respective column headings of such table, with respect to each of the following persons, as applicable: (i) executive officers of the Reporting Person; (ii) directors of the Reporting Person; (iii) persons controlling the Reporting Person; and (iv) executive officers or directors of any corporation, or other person, ultimately in control of the Reporting Person (each such person, an “Affiliate”).

NAME OF AFFILIATE	PRINCIPAL BUSINESS OR EMPLOYMENT OF AFFILIATE	POSITION IN PRINCIPAL BUSINESS OR EMPLOYMENT OF AFFILIATE	ADDRESS OF PRINCIPAL BUSINESS OR EMPLOYMENT OF AFFILIATE	CITIZENSHIP OF AFFILIATE
Sergey Sablin, Ph.D.	Selena Pharmaceuticals, Inc.	• Member, Board of Directors • President and Chief Executive Officer	San Francisco, California	United States

Eugene Somoza, M.D., Ph.D.	Selena Pharmaceuticals, Inc.	• Member, Board of Directors • Vice President, Clinical Research	San Francisco, California	United States
	Veterans Administration Medical Center	• Director	Cincinnati, Ohio
	University of Cincinnati, College of Medicine	• Professor	Cincinnati, Ohio

Michael Weiner, M.D.	Selena Pharmaceuticals, Inc.	• Member, Board of Directors • Vice President	San Francisco, California	United States
	University of California, San Francisco	• Professor	San Francisco, California
	Veterans Affairs Medical Center	• Director	San Francisco, California

Elena Sablin, Ph.D.	Selena Pharmaceuticals, Inc.	• Member, Board of Directors • Chief Scientific Officer	San Francisco, California	United States
	University of California, San Francisco	• Department of Biochemistry and Biophysics	San Francisco, California

No Affiliate has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Affiliate, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

CUSIP No. 686924 102	SCHEDULE 13D

Item 3. Source and Amount of Funds or Other Consideration

On December 17, 2004, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Medivation Acquisition Corp., a wholly-owned subsidiary of the Issuer (the “Merger Sub”), and Medivation, Inc. (the “Acquired Company”), providing for the merger of the Merger Sub with and into the Acquired Company, and pursuant to which the Acquired Company became the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, and in connection with the Merger, each issued and outstanding share of Common Stock of the Acquired Company (the “Acquired Company Common Stock”) was converted into 0.122935 shares of the Series B Convertible Preferred Stock of the Issuer (the “Series B Preferred Stock”). The Reporting Person held shares of Acquired Company Common Stock immediately prior to the effective time of the Merger; and as a consequence of the Merger, all such shares of Acquired Company Common Stock held by the Reporting Person were converted into 110,642 shares of the Series B Preferred Stock (which such shares of Series B Preferred Stock shall be automatically convertible into 2,212,830 shares of the Common Stock pursuant to the Certificate of Designations (as defined below)).

The foregoing description of the Merger Agreement is not complete. The full text of the Merger Agreement is included as an exhibit to this Schedule 13D and is incorporated by reference into this Schedule 13D.

Item 4. Purpose of Transaction

Pursuant to the Merger Agreement, among other things, effective as of December 17, 1004, (i) David T. Hung, M.D. was elected to the Board of Directors of the Issuer and was appointed as the President and Chief Executive Officer of the Issuer; (ii) C. Patrick Machado was appointed as the Senior Vice President and Chief Financial Officer of the Issuer; (iii) Christopher A. Marlett resigned from the positions of President and Chief Executive Officer of the Issuer, and continues to serve on the Board of Directors of the Issuer; (iv) Anthony DiGiandomenico resigned from the position of Chief Financial Officer of the Issuer, and continues to serve on the Board of Directors of the Issuer; and (v) Dyana Marlett resigned from service on the Board of Directors of the Issuer.

In addition, pursuant to the Merger Agreement, the Issuer agreed that it shall prepare and file with the Commission as soon as practicable after December 17, 2004, a proxy statement with respect to an annual meeting of the holders of Common Stock for the purpose of obtaining the approval of the holders of the Common Stock of each of the following actions (together, the “Actions”): (i) an amendment to the certificate of incorporation of the Issuer resulting in an increase in the number of shares of authorized Common Stock, from 10,000,000 shares of authorized Common Stock to at least 25,000,000 shares of authorized Common Stock (the “Amendment”); (ii) the election to the Board of Directors of the Issuer the following individuals (together, the “New Board”): (A) Mr. Steve Gorlin; (B) David T. Hung, M.D.; (C) one (1) nominee acting as the representative of the persons holding Acquired Company Common Stock immediately prior to the effective time of the Merger; and (D) two (2) nominees acting as representatives of MDB Capital Group LLC; and (iii) a change of the name of the Issuer. In connection with the nomination of the New Board pursuant to the Merger Agreement, each of the

CUSIP No. 686924 102	SCHEDULE 13D

persons holding shares of the Acquired Company Common Stock immediately prior to the effective time of the Merger, including the Reporting Person, entered into voting agreements (the “Voting Agreements”) which provide for the agreement by such persons to vote any shares of Common Stock or other voting securities of the Issuer owned by such persons in favor of the Actions.

On December 15, 2004, the Issuer amended and restated the Certificate of Designations, Preferences, Rights and Limitations of the Series B Preferred Stock of the Issuer (the “Certificate of Designations”). The amendment to the Certificate of Designations, among other things, (i) increased the number of shares of Common Stock that shall be issuable upon conversion of the shares of the Series B Preferred Stock from 10 shares of Common Stock for each share of Series B Preferred Stock to 20 shares of Common Stock for each share of Series B Preferred Stock; and (ii) provided that, until all the shares of Series B Preferred Stock shall have been automatically converted into shares of Common Stock, (A) all actions submitted for approval by holders of shares of Common Stock shall in addition require the approval of the holders of a majority of the shares of Series B Preferred Stock (voting as a separate series) and (B) all actions taken by the Board of Directors of the Issuer shall require the approval of the director nominated by the holders of the shares of Series B Preferred Stock. Shares of the Series B Preferred Stock shall be automatically converted into shares of Common Stock upon receipt of the approval of the holders of Common Stock of the Amendment.

The foregoing descriptions of the Voting Agreements and the Certificate of Designations are not complete. The full texts of the Voting Agreements and the Certificate of Designations are attached to this Schedule 13D and are incorporated by reference into this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 2,212,830, which represents beneficial ownership of the Reporting Person of approximately 18.8% of the Common Stock. With respect to such 2,212,830 shares of Common Stock beneficially owned by the Reporting Person, all such shares represent shares of Series B Convertible Preferred Stock that are convertible into shares of Common Stock at the rate of 20 shares of Common Stock for each share of Series B Preferred Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of, all such 2,212,830 shares of Common Stock beneficially owned by the Reporting Person.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 686924 102	SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Merger and related transactions, each of the persons holding shares of Acquired Company Common Stock immediately prior to the effective time of the Merger, including the Reporting Person, entered into a lock-up agreement (each, a “Lock-up Agreement”) pursuant to which such persons agreed with the Issuer, subject to certain exceptions, among other things, not to transfer (i) any shares of the Series B Preferred received by such person in the Merger in exchange for shares of Acquired Company Common Stock held by such person immediately prior to the effective time of the Merger; (ii) any shares of Common Stock issuable upon the conversion of the shares of Series B Preferred Stock; or (iii) any other securities of the Issuer that may become issuable with respect to any of the securities indicated in (i) or (ii) above (together, the “Lock-up Securities”), by way of stock split, stock dividend or otherwise, for the period commencing on the date of the consummation of the Merger and ending on the later to occur of either (A) the date of the first anniversary of the consummation of the Merger; or (B) the date of the closing of the database for the Issuer’s planned Phase II randomized, double-blinded, placebo controlled study of Dimebon in Alzheimer’s disease patients in Russia; provided, however, that, notwithstanding the foregoing, in no case shall the ending date indicated for such period exceed the date that is two (2) years after the date of the consummation of the Merger.

Pursuant to the Merger and related transactions, each of the persons holding shares of Acquired Company Common Stock immediately prior to the effective time of the Merger, including the Reporting Person, entered into a registration rights agreement (each, a “Registration Rights Agreement”) pursuant to which the Issuer has agreed, among other things, to register with the Commission for re-offer and re-sale the shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock received by the persons holding shares of Acquired Company Common Stock immediately prior to the effective time of the Merger.

The foregoing descriptions of the Lock-up Agreement and the Registration Rights Agreement are not complete. The full texts of the Lock-up Agreement and the Registration Rights Agreement are attached to this Schedule 13D and are incorporated by reference into this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Number	Description
99.1	Agreement and Plan of Merger dated as of December 17, 2004, by and among the Orion Acquisition Corp. II, Medivation Acquisition Corp. and Medivation, Inc.†

99.2	Voting Agreement dated as of December 17, 2004, by and between Orion Acquisition Corp. II and Selena Pharmaceuticals, Inc.*

99.3	Certificate of Designations of the Series B Convertible Preferred Stock, par value $0.01 per share, of Orion Acquisition Corp. II**

99.4	Lock-up Agreement dated as of December 17, 2004, by and between Selena Pharmaceuticals, Inc. and Orion Acquisition Corp. II***

99.5	Registration Rights Agreement dated December 17, 2004, by and between Selena Pharmaceuticals, Inc. and Orion Acquisition Corp. II****

99.6	Power of Attorney on behalf of Selena Pharmaceuticals, Inc.†

†	Filed herewith.
*	Incorporated by reference to Exhibit 6.6(c) to Exhibit 99.1 attached to this Schedule 13D, which contains the form of such document.
**	Incorporated by reference to Exhibit 6.15 to Exhibit 99.1 attached to this Schedule 13D, which contains the form of such document.
***	Incorporated by reference to Exhibit 6.14 to Exhibit 99.1 attached to this Schedule 13D, which contains the form of such document.
****	Incorporated by reference to Exhibit 6.7 to Exhibit 99.1 attached to this Schedule 13D, which contains the form of such document.

CUSIP No. 686924 102	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Person certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:	December 27, 2004

SELENA PHARMACEUTICALS, INC.

/s/ Sergey Sablin*
Name:	Sergey Sablin
Title:	President and Chief Executive Officer

*	Executed by C. Patrick Machado

Attorney-in-fact of the Reporting Person

CUSIP No. 686924 102	SCHEDULE 13D

EXHIBIT INDEX

Number	Description
99.1	Agreement and Plan of Merger dated as of December 17, 2004, by and among the Orion Acquisition Corp. II, Medivation Acquisition Corp. and Medivation, Inc.†

99.2	Voting Agreement dated as of December 17, 2004, by and between Orion Acquisition Corp. II and Selena Pharmaceuticals, Inc.*

99.3	Certificate of Designations of the Series B Convertible Preferred Stock, par value $0.01 per share, of Orion Acquisition Corp. II**

99.4	Lock-up Agreement dated as of December 17, 2004, by and between Selena Pharmaceuticals, Inc. and Orion Acquisition Corp. II***

99.5	Registration Rights Agreement dated December 17, 2004, by and between Selena Pharmaceuticals, Inc. and Orion Acquisition Corp. II****

99.6	Power of Attorney on behalf of Selena Pharmaceuticals, Inc.†

†	Filed herewith.
*	Incorporated by reference to Exhibit 6.6(c) to Exhibit 99.1 attached to this Schedule 13D, which contains the form of such document.
**	Incorporated by reference to Exhibit 6.15 to Exhibit 99.1 attached to this Schedule 13D, which contains the form of such document.
***	Incorporated by reference to Exhibit 6.14 to Exhibit 99.1 attached to this Schedule 13D, which contains the form of such document.
****	Incorporated by reference to Exhibit 6.7 to Exhibit 99.1 attached to this Schedule 13D, which contains the form of such document.